SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2018

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

Annual Report of OPC Energy Ltd. for the Year Ended December 31, 2017

On March 29, 2018, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its annual report (in Hebrew) for the year ended December 31, 2017 (“OPC’s Annual Report”). English convenience translations of (i) Chapter 2: Board of Directors’ Report and (ii) Chapter 3: Consolidated Financial Statements dated December 31, 2017 of OPC’s Annual Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the OPC-Hadera and Tzomet Energy projects, including expected cost and timing of the completion and capacity of these projects and plans to obtain necessary approvals, OPC’s business strategy , including the plans with respect to development projects and projects involving photovoltaic technology, statements with respect to OPC’s agreements and certain related disputes, the expected cancellation of certain guarantees for the liabilities of OPC-Rotem and OPC-Hadera, EA tariffs and their expected effects on OPC, expected effects of new accounting standards on OPC’s results, statements relating to litigation and/or regulatory proceedings and prospective claims, and statements  relating to OPC’s dividend distribution policy. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include OPC’s failure to develop or complete its projects on a timely basis, within expected budget, or at all, that OPC’s agreements and certain related disputes do not proceed as expected, that the new accounting standards and the EA tariffs affect OPC in different or more material ways, OPC’s ability to pay dividends as contemplated, or at all, OPC’s failure to successfully conduct litigation and/or regulatory proceedings and prospective claims, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1	OPC Energy Ltd. – Periodical Report for 2017—Chapter 2: Board of Directors’ Report for 2017, as published on March 29, 2018 with the Israeli Securities Authority and Tel Aviv Stock Exchange*
99.2
OPC Energy Ltd. – Periodical Report for 2017—Chapter 3: Consolidated Financial Statements dated December 31, 2017, as published on March 29, 2018 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: March 29, 2018	By:	/s/ Barak Cohen
	Name:	Barak Cohen
	Title:	Co-Chief Executive Officer

KENON HOLDINGS LTD.

	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Co-Chief Executive Officer